Securities and Exchange Commission

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT
COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:     Olden Lane Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

Olden Lane Securities LLC
1 Main Street, Suite 202
Chatham, New Jersey 07928

Telephone Number (including area code): (609) 683-4500

Name and address of agent for service of process:

Michel Serieyssol
c/o Olden Lane Securities LLC
1 Main Street, Suite 202
Chatham, New Jersey 07928

With a copy to:

Ray Shirazi
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A. Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Chatham and State of New Jersey on the 20th day of  March, 2015.

OLDEN LANE TRUST By: OLDEN LANE SECURITIES LLC, as Depositor By: /s/ Michel Serieyssol Name: Michel Serieyssol Title: Chief Executive Officer
Attest:	/s/ Michael H. Kochmann Name: Michael H. Kochmann Title: Administration Manager